February 22, 2012

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SEC Letter dated February 8, 2012
Applied Industrial Technologies Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 17, 2011
File No. 1-2299

Dear Mr. O'Brien:

We are writing in response to your letter providing comments on the disclosures contained in the captioned SEC report. We appreciate your input and trust you will find this letter responsive to your inquiries. For ease of reference, each of the Staff's comments is reproduced below in italics, followed by our response.

Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

1.
In future filings, please expand upon your disclosure for the economic indices that you use to assess industrial economic activity (i.e., Manufacturing Capacity Utilization (MCU) and purchasing Managers Index (PMI)) to include the more detailed level of analysis provided by Ben Mondics, President and COO, during your earnings conference call with analysts for the first quarter of fiscal year 2012. Please also provide a discussion and analysis for the top 30 industries you serve.

Beginning with the March 31, 2012 Form 10-Q, we will expand our disclosure around economic indices that management follows. As we have described our business in our Form 10-K, we primarily sell repair parts to industrial concerns in the United States, Canada, and Mexico. We believe our markets reflect a cross-section of the industrial economies in which we operate.  The primary economic measures we follow and which we believe provide the most meaningful indicators of business trends affecting Applied are those we have historically discussed in our filings. In future filings we will consider including other relevant indices, such as "Industrial Production," as published by the Federal Reserve Board.  Given the breadth of our markets, we believe these broad economic measures provide the most useful indicators of trends affecting our business.

We have in our earnings conference calls discussed sales to the top 30 industries we serve. Management views this information as anecdotal.  This data is not material to our analysis of the company's results of operations, nor is it used to forecast sales. We have provided it to respond to analyst inquiries, adding color to the discussion of quarterly sales.  We plan to remove the discussion of top 30 industries from our prepared remarks in future earnings conference calls.

We are mindful that, in the future, management may use other tools or measures to assess economic activity materially affecting our business trends.  In such event, we will make appropriate revisions to our MD&A disclosure.

The following represents the types of disclosures we plan to make in future filings, using our September 30, 2011 Form 10-Q as an example:

Applied monitors several economic indices that have been key indicators for industrial economic activity in the United States. These include the Industrial Production and Manufacturing Capacity Utilization (MCU) indices published by the Federal Reserve Board and the Purchasing Managers Index (PMI) published by the Institute for Supply Management (ISM). Historically, our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU by up to six months.

These indices showed continued moderate growth in the industrial economy during the first quarter of fiscal 2012. In the September quarter, Industrial Production rose at an annual rate of 5.1%. The MCU for September was 75.1, compared to 74.4 in June of 2011, and has now reached its highest level since July of 2008. The ISM PMI was 51.6 in September, versus 55.3 in June of 2011, still above 50 (its expansionary threshold), but down from its year-long high of 61.4 in February of 2011. Based upon these indices, we believe that the U.S. industrial economy has settled into a moderate pace of growth which will continue throughout fiscal 2012.

2.
In future filings, please quantify each of the factors you have identified as the material causes for the increase or decrease in the line items comprising income from continuing operations. Specifically, you attribute the improvement in gross profit for fiscal 2011 to (a) higher point-of-sale supplier purchasing incentives, (b) the positive impact on annual LIFO expense from the resumption of a more normal level of supplier purchasing incentives based on volume, (c) lower scrap expense, and (d) businesses acquired without quantification. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please also refer to our prior comment letter dated February 26, 2008 (comment 2) and your response letter dated March 10, 2008.

We believe our disclosures have described unusual or infrequent events or transactions or significant economic changes that materially affect the amount of reported income. We believe our disclosures have also described other significant components of revenue or expense to aid in understanding our business (with respect to sales, we quantify the foreign exchange and acquisition impacts; with respect to gross profit, we address the impact of LIFO year over year; and in SD&A, we quantify significant variables (associate compensation and benefits, acquisitions, ERP, and foreign currency)). In future filings, we will use language which more clearly links quantification to each material factor affecting period-to-period changes in gross profit and other financial statement line items.

The following represents an example of disclosures we plan to make in future filings related to our gross profit percentages, using our June 30, 2011 Form 10-K as an example:

Our gross profit margin increased to 27.7% in fiscal 2011 from 27.2% in fiscal 2010. LIFO benefits had a negative 1.0% impact on gross profit margin in fiscal 2011 versus fiscal 2010. LIFO benefits recorded during the year totaled $5.3 million which provided an overall benefit in our gross profit percent of 0.2%. This compares to a LIFO benefit of $23.5 million in fiscal 2010 which added 1.2% to gross profit. We do not expect LIFO benefits in fiscal 2012. Besides overall improvements in the point-of-sale gross profit margins, other positive impacts on margins were an increase of approximately 0.4% from businesses acquired during the fiscal year, and an increase of approximately 0.2% due to lower scrap expense.

3.
In future filings, please provide investors with a more comprehensive analysis of gross profit margin at the consolidated level and operating income margins at the consolidated level and reportable segment level for each period presented. The discussion and analysis should provide investors with sufficient information to understand what the material factors impacting the historical results are and why those material factors are impacting historical results as seen through the eyes of management along with an understanding of the trends and uncertainties that may impact future gross profit and operating income, both positively and negatively. Please refer to Item 303(a) of Regulation S-K and Section 501.12.b.2. of the Financial Reporting Codification for guidance.

We plan to expand our gross profit margin analysis in future filings as discussed above in comment #2. With respect to operating income margins, we will incorporate a more comprehensive analysis at the consolidated and reportable segment level, where material and practical.

The following represents an example of disclosures we plan to make in future filings related to our operating income, using our June 30, 2011 Form 10-K as an example:

Operating income increased 37.0% to $150.8 million during fiscal 2011 from $110.1 million during 2010. As a percent of sales, operating income increased to 6.8% in fiscal 2011 from 5.8% in 2010. The $40.7 million increase in operating income during fiscal 2011 primarily reflects the items highlighted above; higher sales levels, improved gross profit margins and the impact of leverage on increased sales as we kept our SD&A to 20.9% of sales in 2011 versus 21.4% in fiscal 2010.

Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 6.5% in fiscal 2011 from 5.0% in fiscal 2010, this increase is attributable to higher sales levels without a commensurate increase in SD&A and improved gross profit margins.

The Fluid Power Businesses segment operating income increased to 9.5% in fiscal 2011 from 7.5% in fiscal 2010, attributable to higher sales levels without a commensurate increase in SD&A and improved gross profit margins. Management continues to drive improvement in SD&A expenses in this segment as we look for opportunities to take advantage of economies of scale across these businesses.

4.
We note that accounts receivable comprises 47% of total current assets as of June 30, 2011, as such please provide investors with a discussion and analysis of the composition of accounts and notes receivable for each period presented (i.e., the portion that is no longer considered current) to provide investors with a better understand about the collectibility. Please also disclose the measure used by management to monitor accounts receivable, such as days sales outstanding, along with a discussion and analysis of this measure. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

We will incorporate in future filings, beginning with our March 31, 2012 Form 10-Q. Please note that accounts receivable as stated on the consolidated balance sheet represents trade receivables and do not contain a material amount of notes receivable.

The following represents disclosures we plan on providing in future MD&A's, using our June 30, 2011 Form 10-K as an example:

Liquidity Analysis
Accounts Receivable

The following table is included to aid in analysis of accounts receivable and the associated provision for losses on accounts receivable:

	June 30,
	2011	2010	2009
Accounts receivable, gross	$297,767	$252,781
Allowance for doubtful accounts	7,016	6,379
Accounts receivable, net	$290,751	$246,402
Allowance for doubtful accounts, % of gross receivables	2.4%	2.5%
	For the years ended June 30,
Provision for losses on accounts receivable	$2,029	$2,508	$4,540
Provision as a % of net sales	0.09%	0.13%	0.24%

Accounts receivable are reported at net realizable value and consist of trade receivables from customers. Management monitors accounts receivable by reviewing Days Sales Outstanding (DSO) and the aging of receivables for each of the Company's locations.

On a consolidated basis, DSO was 44.2 at June 30, 2011 versus 42.3 at June 30, 2010, a slight increase. Accounts receivable increased 18.0% this year, compared to a 16.9% increase in sales. We primarily attribute the increase in DSO and the increase in receivables relative to sales to higher sales to large corporate accounts.

Less than 3% of our accounts receivable balances are more than 90 days past due. On an overall basis, our provision for losses from uncollected receivables represented 0.09% of our fiscal 2011 sales. Historically, this percentage is around 0.15%. Management believes the overall receivables aging and provision for losses on uncollected receivables are at favorable levels.

5.
In future filings, please provide investors with a discussion and analysis of the realizability of inventories, since it is 33% of total current assets as of June 30, 2011. As part of your analysis, please provide the measure management uses to monitor inventories, such as a turnover ratio. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

We will incorporate in future filings, beginning with our March 31, 2012 Form 10-Q.

The following represents disclosures we plan on providing in future MD&A's using our June 30, 2011 Form 10-K as an example:

Liquidity Analysis
Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. Management uses an inventory turnover ratio to monitor and evaluate inventory. Management calculates this ratio on an annual as well as a quarterly basis and uses inventory valued at current costs. The annual inventory turnover for fiscal year 2011 was 4.7 versus 3.7 for fiscal 2010. We attribute the improvement in inventory turns to the Company's abilities to handle increased sales levels without needing to increase inventories at the same rates. We believe our inventory turnover ratio in fiscal 2012 will remain similar to the fiscal 2011 levels.

Quarterly Operating Results, page 37

6.
In future filings, please ensure that you provide investors with disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note from your press release attached as an exhibit to the Form 8-K filed on August 9, 2011, that you recognized $4.8 million of expense for the development of your new ERP system, an expense which did not occur in fiscal 2010. Please refer to Item 302(a)(3) of Regulation S-K for guidance.

Beginning with the June 30, 2012 Form 10-K, we will enhance our footnote disclosure for quarterly operating results to include ERP related expenses as they are not comparable in the 3 years presented in this table. We will also disclose other material quarterly items that were disclosed in our quarterly earning press releases, as appropriate. An example of the revised disclosure for June 30, 2011 is attached.

10 Year Summary, page 38

7.	In future filings, please revise the title for this section to correspond to the actual number of years presented. For the fiscal year 2011 Form 10-K, only five years have been presented.

In future filings, we will ensure the title of the section agrees to the data presented.

8.	In future filings, please provide all of the disclosures required by Item 10(e) of Regulation S-K when presenting EBITDA, a non-GAAP measure.

At the present time, we plan to remove the non-GAAP measure from future 10 Year Summaries. However, if upon further review, we decide to include this disclosure or another non-GAAP measure, we will revise our filing to include the disclosures as required by Item 10(e) of Regulation S-K.

As requested, we hereby acknowledge the following:

•	Applied Industrial Technologies, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Applied Industrial Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and understand the purpose of the review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings. We hope the foregoing responses adequately address the comments raised in your letter of February 8, 2012. Please contact me directly at (216-426-4417) with any further questions or comments.

Sincerely,

/s/ Mark O. Eisele

Mark O. Eisele
Vice President - Chief Financial Officer & Treasurer

cc:	Fred Bauer, Applied Industrial Technologies
Daniel Brezovec, Applied Industrial Technologies
Mark Quarm, Deloitte & Touche
David Zagore, Squire, Sanders & Dempsey
Tracey Smith, SEC

Quarterly Operating Results
(In thousands, except per share amounts)
(UNAUDITED)

					Per Common Share
	Net Sales	Gross Profit	Operating Income (Loss)	Net Income (Loss)	Net Income (Loss)	Cash Dividend
2011
First Quarter	$527,501	$143,120	$34,891	$20,755	$0.48	$0.17
Second Quarter	529,517	144,281	33,056	21,193	0.49	0.17
Third Quarter	565,970	156,566	38,201	26,536	0.61	0.17
Fourth Quarter	589,861	169,143	44,615	28,275	0.65	0.19
	$2,212,849	$613,110	$150,763	$96,759	$2.24	$0.70
2010
First Quarter	$437,743	$115,444	$17,641	$11,187	$0.26	$0.15
Second Quarter	446,253	116,905	18,903	10,487	0.24	0.15
Third Quarter	486,141	130,356	27,037	16,525	0.39	0.15
Fourth Quarter	523,071	153,017	46,469	27,704	0.64	0.15
	$1,893,208	$515,722	$110,050	$65,903	$1.54	$0.60
2009
First Quarter	$543,906	$146,058	$37,375	$22,536	$0.52	$0.15
Second Quarter	502,412	135,469	28,807	16,194	0.38	0.15
Third Quarter	451,647	122,246	21,019	11,560	0.27	0.15
Fourth Quarter	425,183	116,237	(14,708)	(8,030)	(0.19)	0.15
	$1,923,148	$520,010	$72,493	$42,260	$0.99	$0.60

On August 5, 2011 there were 6,146 shareholders of record including 4,190 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 5, 2011 was $29.07 per share.

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs. During the year ended June 30, 2011, the Company recorded overall LIFO benefits of $5,294, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amounts. Total fiscal year 2011 LIFO benefits were recorded as follows: $301 in the first quarter, $1,823 in the second quarter, $356 in the third quarter and $2,814 in the fourth quarter.

The LIFO benefit recorded in fiscal 2010 was $23,500, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amounts. Total fiscal year 2010 LIFO benefits were recorded as follows: $710 in the first quarter, $1,800 in the second quarter, $4,840 in the third quarter and $16,150 in the fourth quarter.

The fiscal 2009 fourth quarter includes a goodwill impairment charge of $36,605, which decreased net income by $23,000 and earnings per share by $0.54.

In the second quarter of fiscal 2011, Applied commenced its ERP project to transform the Company's technology platforms and enhance its business information and transaction systems for future growth. Fiscal 2011 expenses associated with this project were recorded as follows: $816 in the second quarter, $2,988 in the third quarter and $4,833 in the fourth quarter. The full year fiscal 2011 expense was $8,637.

In the third quarter of fiscal 2011, the Company received death benefits under life insurance policies and realized a gain of $1,722.